SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

September 19, 2017

Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                 Secoo Holding Limited
Registration Statement on Form F-1 (Registration No.: 333-220174)

Dear Ms. Ransom and Ms. Lόpez:

On behalf of our client, Secoo Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 18, 2017. Concurrently with the submission of this letter, the Company is publicly filing amendment No. 2 to its registration statement on Form F-1 (“Amendment No. 2”) via EDGAR.

The Company respectfully advises the Staff that the Company has commenced the marketing activities in connection with the offering since the last filing. The Company expects to price the offering on September 21, 2017, and would request the Staff’s acceleration of effectiveness of the registration statement on this date. The Company would greatly appreciate the Staff’s continuing support and assistance.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 2, where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2.

Principal Shareholders, page 146

1.              Your disclosure appears to assume that this offering will not meet the definition of a “Qualified Public Offering” under Section 1.1(d) of the Amended and Restated Shareholder Agreement. Please tell us what consideration you have given to providing additional disclosure regarding the possibility that this offering could meet such definition, as it appears that the calculation could be satisfied depending upon the overallotment and/or price of this offering. Further, you continue to state on page 160, where you describe the terms of this agreement that the participation rights of certain holders will terminate at the completion of this offering even though you have otherwise removed your indication that the right to appoint directors will terminate at the completion of this offering.

The Company respectfully advises the Staff that a Qualified Public Offering refers to a firm underwritten public offering registered under the United States Securities Act of 1933, with (i) the net proceeds to the Company of no less than US$130 million, and (ii) the implied market capitalization of the Company being no less than US$550 million pursuant to Section 1.1(d) of the Amended and Restated Shareholders Agreement, or the Shareholders Agreement. In response to the Staff’s comment, the Company provided additional disclosure on page 146 of Amendment No. 2 to describe the definition of a Qualified Public Offering.

Assuming (i) an estimated initial public offering price of US$12.50 per ADS, the midpoint of the estimated initial public offering price range, and (ii) no exercise of over-allotment option, the Company estimates that it will receive net proceeds of approximately US$125.8 million and the implied market capitalization will be approximately US$538.6 million, both of which are short of the definition of a Qualified Public Offering. In response to the Staff’s comment, the Company has disclosed the basis of calculations of its post-offering beneficial ownership on page 146 of Amendment No. 2. If the final offering size and the net proceeds to the Company exceed the thresholds above, the Company will update the related disclosure in the final prospectus to be filed pursuant to Rule 424(b)(4).

The Company respectfully advises the Staff that the shareholders with participation rights under the Shareholders Agreement have agreed and informed the Company that their participation rights will automatically terminate upon the completion of this offering. According to Sections 1.4 of the Shareholders Agreement, the rights with respect to appointment of directors will terminate upon the consummation of a Qualified Public Offering. In response to the Staff’s comment, the Company has revised the disclosure on page 160 of Amendment No. 2.

General Meetings of Shareholders, page 152

2.              We note your disclosure on page 54 that the minimum notice period required to be given by your company to convene a general meeting will be ten calendar days. Please reconcile this statement with your disclosure on page 152 that advance notice of seven days is required to convene annual general shareholders’ meeting and any other general meeting.

In response to the Staff’s comment, the Company has revised the disclosure on page 152 of Amendment No. 2.

If you have any questions regarding Amendment No. 2 or this response letter, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Allen Lu, the audit engagement partner at KPMG Huazhen LLP, by phone at +86-10-8508-7805 or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Richard Rixue Li, Chairman and Chief Executive Officer, Secoo Holding Limited
Shaojun Chen, Chief Financial Officer, Secoo Holding Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Allen Lu, Partner, KPMG Huazhen LLP
Liu Fang, Esq., Partner, Clifford Chance